SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 10, 2007

____________________

HEAD N.V.

Rokin 55

1012 KK Amsterdam

The Netherlands

+31 20 625 1291

____________________

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

Enclosures:     Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Head N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEAD N.V.

Date: May 10, 2007	By:	/s/ JOHAN ELIASCH

	Name:	Johan Eliasch
	Title:	Chief Executive Officer